Krage & Janvey, L.L.P.

Attorneys and Counselors at Law

2100 Ross Avenue

Suite 2600

Dallas, TExas 75201

Telephone 214/969-7500

FACSIMILE 214/220-0230

February 28, 2008

VIA FAX TO 202-772-9218

Mr. David Burton

Staff Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Retractable Technologies, Inc.
Form 10-K for the Year Ended December 31, 2006
Filed April 2, 2007
File No. 1-16465

Dear Mr. Burton:

     The purpose of this letter is to inform you, on behalf of Retractable Technologies, Inc. (the “Company”), that it filed a Form 10-K/A on Wednesday, February 27, 2008.  This filing was submitted at your direction primarily: 1) to amend Item 9A. Controls and Procedures to provide greater detail regarding the disclosed material weakness discovered regarding the initial booking of a significant entry in the wrong period and 2) to amend Exhibit No. 31.2 to re-insert the introductory language to paragraph 4 which was inadvertently deleted from the certification.  The Form 10-K was also amended where necessary to reflect material events that have occurred subsequent to April 2, 2007, including, but not limited to, the conclusion of the 2007 fiscal year, the termination of a lease from an affiliate, changes in key employees, subsequent litigation filed by us against Becton, Dickinson & Company (“BD”) and by BD and MDC Investment Holdings, Inc. against us, our annual meeting, the resignation of an independent Director, and the appointment of an independent Director.

Very truly yours,

/s/ Ralph S. Janvey

Ralph S. Janvey